# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Smart Share Global Ltd, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 11/24/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001140361-25-032074
Filed by CIK 0001510589
Persons authorized to receive notices and communications: Richard A. Hornung, Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands (E9), KY1-9006, 656-603-0860

## Reporting persons
- HHLR ADVISORS, LTD. (CIK 0001762304): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 62,367,293; sole dispositive power 0; shared dispositive power 62,367,293; aggregate amount beneficially owned 62,367,293 (14.4% of the class)
  Comment: Rows 8, 10, and 11 represent (i) 3,949,700 ADSs (as defined below) representing 7,899,400 Class A Ordinary Shares (as defined below) held by a fund managed by HHLR (as defined below) and (ii) 54,467,893 Class A Ordinary Shares held by a fund managed by HIM (as defined below). HHLR and HIM are under common control and share certain policies, personnel and resources.
  
  Row 13 is calculated based on an aggregate of 433,244,569 Class A Ordinary Shares reported to be issued and outstanding as of October 1, 2025, as disclosed in the preliminary proxy statement dated as of October 1, 2025 filed as an exhibit to the Issuer's Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2025 (the "Schedule 13E-3").
- HILLHOUSE INVESTMENT MANAGEMENT, LTD. (CIK 0001510589): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 62,367,293; sole dispositive power 0; shared dispositive power 62,367,293; aggregate amount beneficially owned 62,367,293 (14.4% of the class)
  Comment: Rows 8, 10, and 11 represent (i) 3,949,700 ADSs (as defined below) representing 7,899,400 Class A Ordinary Shares (as defined below) held by a fund managed by HHLR (as defined below) and (ii) 54,467,893 Class A Ordinary Shares held by a fund managed by HIM (as defined below). HHLR and HIM are under common control and share certain policies, personnel and resources.
  
  Row 13 is calculated based on an aggregate of 433,244,569 Class A Ordinary Shares reported to be issued and outstanding as of October 1, 2025, as disclosed in the Schedule 13E-3.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Smart Share Global Ltd
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Comment:
This amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on August 20, 2025 by HHLR Advisors, Ltd., an exempted Cayman Islands company, and Hillhouse Investment Management, Ltd., an exempted Cayman Islands company (together, the "Reporting Persons"), with respect to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), including Class A Ordinary Shares in the form of American depositary shares ("ADSs"), evidenced by American depositary receipts, each representing two Class A Ordinary Shares, of Smart Share Global Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer").

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On October 1, 2025, the Issuer filed the Schedule 13E-3 with the SEC, which included a preliminary proxy statement relating to the extraordinary general meeting of the Issuer's shareholders, at which the Issuer's shareholders will consider and vote upon, among other things, a proposal to authorize and approve the Merger Agreement and the transactions contemplated thereby (the "Proxy Statement").

According to the Proxy Statement, the Special Committee determined that the Competing Proposal would fail to constitute a "Superior Proposal" under the Merger Agreement and that the Issuer should proceed with the transactions contemplated by the Merger Agreement.

The Reporting Persons believe that the Special Committee's determination is wrong and ill-made. Even accepting the Special Committee's view that the super-voting power held by management members would essentially foreclose the possibility of any "Superior Proposal", the Special Committee did not address why the Issuer must be taken private by the Consortium and why the Issuer should not continue to be a public company. On more than one occasion, the Reporting Persons brought to the attention of the Special Committee that the Issuer's ADSs have been trading above US$1.25 every single day since August 15, 2025 and pointedly asked the Special Committee to elaborate why it believed a sale of the Issuer to insiders at a price below the stock trading price and below the Issuer's cash amount (based on the Issuer's SEC filings) is in the best interest of public shareholders. The Special Committee never answered.

In addition, the Proxy Statement reveals critical deficiencies and suspicious facts in the evaluation, negotiation and deliberation of the January Proposal and the Merger Agreement. A few examples: (i) the Proxy Statement indicated no price negotiation whatsoever between the Special Committee and the Consortium before entering into the Merger Agreement, despite the Special Committee's full awareness of the Reporting Persons grave concerns over the Consortium's offer price; (ii) the Special Committee interviewed only one legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), and one financial advisor, Kroll, LLC ("Duff & Phelps"), before retaining them, raising the question of whether the selection of advisors had been preordained; (iii) Skadden is the Issuer's long-term legal counsel, calling its independence into question; (iv) Duff & Phelps provided an ADS valuation range of US$1.23 to US$1.29 - a narrow and precise band that aligns perfectly with the Current Price of US$1.25; and (v) the Proxy Statement contained no discussion of the consistently higher ADS trading prices nor did it address the Reporting Persons' repeated question as to why the Issuer and its shareholders' interests would be better served by a going-private transaction at US$1.25, rather than by maintaining the Issuer's public company status.

As the January Proposal, the Merger Agreement and the contemplated going-private transactions substantially undervalue the Issuer and in light of the deficient negotiation and evaluation process, the Reporting Persons urge the Special Committee to act in the interests of unaffiliated shareholders to terminate the Merger Agreement and the contemplated transactions, and to maintain the Issuer as a public company.

The Reporting Persons intend to continuously review their investment in the Issuer, and, notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. The Reporting Persons and their affiliates may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties; proposing changes in the Issuer's operations, management, board of directors, governance or capitalization; acquiring additional securities of the Issuer or disposing of some or all of the securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of the Reporting Persons with respect to their investment in the Issuer and/or otherwise changing the Reporting Persons' (or their affiliates') intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Signatures
- HHLR ADVISORS, LTD.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (11/24/2025)
- HILLHOUSE INVESTMENT MANAGEMENT, LTD.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (11/24/2025)